May 13, 2005

Leonard Armato
Chief Executive Officer
AVP, Inc.
6100 Center Drive, Suite 900
Los Angeles, CA 90045

Re: AVP, Inc.
       Registration Statement on Form SB-2
       File No. 333-124084

Dear Mr. Armato:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you currently do not have enough shares authorized to consummate this resale registration statement and thus your legal counsel cannot provide an opinion regarding the legality of the securities being registered. Supplementally advise us when the corporate actions necessary to authorize the issuance of the shares will take place.

2. We note that you consummated a private placement on February 28, 2005. Supplementally provide us with a copy of the private placement memo for our review. In addition, please confirm whether this private placement has been completed.

3. We noticed that Mr. Amato, your CEO, indicated in an article published on March 28, 2005 in Brandweek.com that he gave a million dollars in stock options to players. However, we do not see the issuances of stock options to players discussed in this prospectus. Please discuss this practice in an

appropriate place in the prospectus. In addition, disclose all issuances of options to players that have occurred within the past three years and include the disclosure required for these transactions under Item 701 of Regulation S-B.

4. We note an article in the PR Newswire published on March 7, 2005 that management may have hosted a series of media interviews to discuss the Company's strategies and growing scope of business opportunities. However, we do not see a discussion of the company's strategies and business opportunities discussed in this registration statement. To the extent practicable, disclose both the past and future financial condition and results of operations, with particular emphasis on the prospects for the future. This includes any known trends, events or uncertainties that are reasonably expected to have a material impact on revenues or income from continuing operations. Please disclose this information in an appropriate place in the prospectus.

5. In this regard, supplementally advise whether management also discussed the Company's strategies and business opportunities to individuals other than the media.

Prospectus Cover Page

6. Please cross-reference to the page that identifies the selling stockholders.

7. Please disclose the price for the shares of common stock offered by the selling stockholders.

Notice About Forward Looking Statements, page 1

8. The Private Securities Litigation Reform Act of 1995 does not apply to registrants that issue penny stock. Please revise to delete references to the Act, or revise to clarify that it does not apply to you.

Prospectus Summary, page 2

9. Please quantify the percentage of revenue contributed by each of the business activities you list to the extent practicable.

10. Disclose in this section your net losses for the most recent fiscal year and interim period.

11. It is unclear what you are trying to summarize in the last two paragraphs on page 3. Please revise the disclosure to clarify to a potential investor how your prior transactions relate to the purpose of the current registration statement. It would also help if you add subheadings to highlight this purpose.

Risk Factors, page 4

12. In some of your risk factor disclosure and subheadings, you allude to a risk but do not clearly state the risk to investors. Revise both the risk factor subheadings and disclosure to present the risks in terms that make it clear how your business would be affected by the risks.

13. Additionally, please revise to highlight the subheadings in this section with prominent type.

Risks Related to our Business, page 4

14. Consider adding a risk factor describing the competition among various sports leagues for limited corporate advertising budgets, if material to your business.

15. As you have never operated profitably, you should add a risk factor explaining your cash bum rate and the possibility that you may not be able to raise additional financing in the future.

Risks Relating to our Securities, page 5

16. Please add a risk factor relating to dilution of your common stock upon conversion of the outstanding convertible notes, preferred stock, options and warrants, if applicable.

17. Consider adding a risk factor relating to the potential voting control of your directors and executive officers, if applicable. We note on page 33 that your directors and executive officers beneficially own 80.87% of your common stock.

18. To the extent remains applicable, add a risk factor detailing the concentration of voting power in the holders of the Series B preferred stock. Additionally, disclose the put right held by Series B holders that you describe in the Capitalization section on page 36.

Business, page 11
Our Business, page 13

19. The first three paragraphs of this section include several unsupported statements regarding your competitive position, your fanbase and viewership, and the popularity of the sport. For example, you state that you own and operate "every significant" professional beach volleyball event in the United States. You also state that beach volleyball is "one of the most popular sports" at the Summer Olympics. Statements that cannot be objectively verified, should be deleted or characterized as the company's belief. Please revise accordingly.

20. We note you expect to depend on a relatively small number of relationships for a majority of your revenue, including one sponsor who was responsible for 14% of revenue in 2004. Please file all material contacts as exhibits to this registration statement in accordance with Item 601(b)(10) of Regulation S-B. Also, identify the material sponsors by name and disclose the material terms of your agreements.

21. You state that you had one national sponsor accounting for I4% of revenue in 2004. However, in the notes to the financial statements, we note that during 2004 and 2003 two sponsors accounted for 33% and 43% of sponsorship revenues, respectively. Please revise to clarify this discrepancy or advise why no revision is necessary.

22. We note that since so much of your business depends on the production and broadcast of your events on television, it appears the agreements with NBC and Fox are material contracts. Please file these distribution and production agreements as exhibits to the registration statement or supplementally explain why these agreements should not be considered material. To the extent material, also file the OLN agreement as well.

Competition, page 17

23. You state that your exclusive player contracts significantly reduce the likelihood that an attempt to establish a competing professional beach tour in the United States during the term of the contracts would be successful. Please disclose in an appropriate place in this prospectus the material terms of the player contracts, including the duration, incentives provided to the player, and any restrictions on the player. Clarify whether each contract is negotiated individually. In addition, file a standard player contract as an exhibit to the registration statement as well as file any of the contracts of your key players.

24. In this regard, please disclose any additional incentives that you provide to players that participate in the AVP Tour, such as prize money.

Management's Discussion and Analysis, page 19

25. We note on page 20 that sponsorship revenue increased by 59% due to several factors. We also note on page 21 that merchandising revenues increased but profitability of sales decreased sharply. Please note that when a material change is the result of several factors or is offset by another factor, you should quantify the percentage change attributable to each cause to the extent practicable. Revise accordingly.

Liquidity and Capital Resources, page 24

26. In addition to listing certain financial line item changes in this section, you should disclose the causes for these changes.

Executive Comnensation, page 30

27. To make this section meaningful to investors, you should disclose the compensation of the executive officers of AVP, Inc. Refer to Item 402(a)(2)(iii) of Regulation S-B and Instruction 2 to this Item. Please note that you are required to provide this disclosure in the annual report you filed for the fiscal year ended December 31, 2004. Revise accordingly.

28. Please supplementally explain what you mean by "fund-raising efforts" that Mr. Painter may provide to your company.

Certain Relationships and Related Transactions, page 33

29. Please revise to clarify the dates of the "private placement" and "offering" as it relates to the agreement between MPE LLC and AVP. In addition, please disclose this transaction in the list of recent sales of unregistered securities and include the required information pursuant to Item 701 of Regulation S-B.

Description of Securities, page 36,
Common Stock, page 36

30. You state that you are currently authorized to issue 40 million shares of common stock and 2 million shares of preferred stock. However, we note in the certificate of incorporation that is listed as an exhibit to this registration statement that you only have 20 million shares of common stock and 1 million shares of preferred stock authorized. If the certificate of incorporation has been updated, please file it as an exhibit to this registration statement. If not, please revise to clarify the discrepancy as well as discuss the legal issues with your outstanding stock that would not have been duly authorized.

31. We note shares of Series B Preferred Stock have preference over the common stock. Please revise to clarify here if the Series A Preferred Stock has dividend preference over common stock.

Series A Preferred Stock, page 37

32. We note that the Series A Preferred Stock will convert automatically into your common stock once you amend your certificate of incorporation to increase your authorized common stock. Consider including this in your risk factor that addresses the effect on your share price once a large number of shares are available to the public, if material.

Selling Stockholder, page 53

33. Consider including a row following the selling stockholder table totaling the various columns due to the large number of selling stockholders.

34. Refer to the selling stockholder table. Please advise why the "percentage of outstanding shares beneficially owned before offering" exceed 100%.

35. We note that you discuss in the footnotes to the table the individual lock-up arrangements with various selling stockholders and Maxim. Please advise whether Maxim is participating in the resale of the common stock for the selling stockholders. In addition, please file the lock-up agreements with the specific selling shareholders as an exhibit to this registration statement.

36. Disclose that all the selling stockholders maybe deemed underwriters.

37. Please revise the first full paragraph on page 40 to clarify that any broker-dealers who participate in the distribution of the common stock "are" underwriters.

38. Supplementally advise us as to whether any selling stockholders are broker-dealers or affiliates of broker-dealers.

39. Please identify the natural person or persons who have voting and/or investment control over any selling stockholders. See Rule 13d-3 and interpretation 4S of the Regulation S-K section of the March 1999 supplement to

the publicly available telephone interpretation manual and interpretation 1.60 of the July 1997 publicly available telephone interpretation manual.

Available Information, page 48,

40. We note that statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete. You may refer readers to the related documents for a more complete reading or understanding, but should not infer that the prospectus does not contain all material information from those documents, even if summarized, or that the statements made in the prospectus are in any way inaccurate. Please revise accordingly.

41. Supplementally explain the nature of "certain portions have been omitted in accordance with the rules and regulations of the SEC." The prospectus should contain all material information. Please revise to clarify this point here.

Subsequent Event, page F-7

42. You state that the Series A Convertible Preferred Stock will convert automatically into common stock upon authorization of a sufficient amount of common stock. It appears that the authorization of sufficient common shares is assured based upon relative ownership and voting interests. Please revise the filing to clarify.

Pro-forma Net Loss per Common Share, page F-14

43. We note the disclosures included on page F-I4. However, please also revise to disclose your calculation of weighted average shares. Your calculation should disclose the number of outstanding options, warrants and shares issuable upon conversion of outstanding convertible debt or preferred stock, that could potentially dilute basic earnings per share in the future, but that were not included in the computation of diluted earnings per share for the periods presented in your financial statements because their impact was anti-dilutive for the periods presented in your financial statements. Refer to the requirements of paragraph 40 of SFAS No_128.

Part II
Item 26, Recent Sales

44. Please revise this section to clearly provide the facts relied upon to make the exemption under Section 4(2) of the Securities Act available for all of the transactions listed in this section. For example, it is not clear how the private investors were identified for the offerings that took place during the months of June through August 2004 as well as in the private placement on February 28, 2005. We also note in Othnet's annual report filed on August 13, 2004 that Othnet disclosed the private financing required as a condition to the merger. As such, it is not clear whether this disclosure assisted in the solicitation of investors for the private placements. Please supplementally advise.

45. We note on page 9 that you have issued a number of options under your stock option plans. Please disclose all issuances of options that have occurred within the past three years and describe the transaction and the type and amount of consideration received. In addition, indicate the exemption you relied upon from registering the stock options.

Item 27, Exhibits

46. You incorporated by reference to the Merger Agreement dated as of June 29, 2004 filed as an exhibit to the annual report filed by Othnet for the year ended April 30, 2004. However, it does not appear that the Merger Agreement was filed with the Form 10-K on April 13, 2004. Please file this Merger Agreement as an exhibit to this registration statement or supplementally advise.

47. We note that Othnet and AVP amended the merger agreement in November 10, 2004. Please file the November 10, 2004 supplement to the Merger Agreement as an exhibit to the registration statement

Other

48. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X. The financials may be updated by adding an additional column to your financial statements representing the March 31, 2005 end of quarter balances.

49. Please provide a currently dated signed consent from the independent public accountant in the amendment.

Signatures

50. The registration statement must be signed by your principal financial officer. See Instructions to Signatures on Form SB-2.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

o   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Mathew C. Bazley at (202) 551.3382, or me, at (202) 551-3348 with questions.

Sincerely,

Jennifer G. Williams
Special Counsel

cc: Via Facsimile: (212) 214-0686
David C. Fischer
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154